Exhibit 99.1

Amit Shiff, Adv.
24 Ben-Zvi St., Givatayim
amitshiff@gmail.com

June 14, 2016

BY EMAIL, FAX AND MAIL

Mazor Robotics Ltd.
PO Box 3104
7 HaEshel St.
Caesarea Industrial Park South 3088900, Israel
Attn: Jonathan Adereth, Chairman of the Board of Directors

Re:    Position Notice in accordance with Section 88(b) of the Israeli Companies Law 5759-1999

Dear Mr. Adereth,

Reference is hereby made to that certain Form 6-K filed by Mazor Robotics Ltd. ("Mazor" or the "Company") on June 9, 2016 and the exhibits attached thereto (the "Company's Filing") with respect to the Extraordinary General Meeting of Shareholders of the Company scheduled to be held on July 19, 2016 (the "General Meeting"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Company's Filing.

 The undersigned is the beneficial owner of 1,700 ordinary shares of the Company.

1.           Failure to Disclose Material Information. Prior to addressing the matters on the agenda of the General Meeting, it is hereby noted that the Company has failed to disclose in the Company's Filing or otherwise material information relating to such matters, including without limitation, the following:

(a) whether the matters on the agenda relating to the compensation of the CEO and/or other officers of the Company were discussed, negotiated or agreed upon, as part of the consummation of the private placement of the Company's ADSs in May 2016 and whether the investor (Medtronic plc and/or Covidien Group S. a' r. 1 and/or any of their affiliates) has undertaken to vote in favor of these matters.

(b)               detailed reasoning for the recommendation of the board of directors of the Company to vote in favor of each of these matters, including without limitation, comparative information regarding the compensation payable to executives in other similar companies and/or the economical or other opinions received by the board of directors in this respect, etc.

(c) the "Black-Scholes" value (the "B&S Value") of the 386,574 Options proposed to be granted to the CEO and the expense resulting from such grant.

(d) share-price comparative data regarding the exercise price of the Options, including a comparison between exercise price and (i) the current market price, (ii) the price per share paid or payable under the Transaction, (iii) average price per share during the 30 days preceding the date of the Company's Filing (as opposed to the average price per share during the 30 days preceding the date of signature of the Transactions), etc.

(e)                the one-time expense resulting from the increase in the CEO's salary and the monthly increase in the CEO's total cost of employment (as opposed to merely the increase in his salary).

The Company is hereby requested to publicly disclose the aforementioned missing information in a timely manner prior to the General Meeting.

In the absence of such information, the undersigned hereby submits his Position Notice, with respect to the items on the agenda of the General Meeting, as detailed herein.

2.            Vote AGAINST the grant of 386,574 Options to the CEO.

(a) 40% "In-the-Money" Options defeat their own purpose. The exercise price (NIS 22.23) is approx. 40% (!!!) lower than the closing price per share in the TASE on the date of the Company's Filing (NIS 30.96), thus defeating the primary and basic objective of such stock-based incentive plan which would be linking the CEO's performance with that of the Company's shares. The Options are therefore a huge camouflaged bonus payment.

(b) NIS 6.6 Million (US$ 1.7 Million) value of the Options is unjustifiably high. According to our calculations1, the B&S Value of the Options is approx. NIS 6.6 Million (US$ 1.7 Million). Such an amount is unjustifiably high in both absolute and relative values as it 95 times higher than the CEO's existing annual stock-based bonus2.

(c) Unjustified Acceleration Mechanism. According to the Company's Filing, the CEO will be entitled to accelerated vesting of any unvested options should his position be terminated by the Company (without cause) if and when the Distribution Agreement with Medtronic formally enters into its second phase of flill global distribution of the Company's products by Medtronic. The Company gives no reason for this unorthodox feature, as there is none. This feature, as well, supports the conclusion that the Options, in fact, are a huge camouflaged bonus payment.

[1]	Assuming, in the absence of information that should have been provided by the Company, the following: r = 0.08%; SD(%) = 47.1%; t = 2,555 days (7 years).

[2]	On March 31, 2013, the shareholders of the Company approved an amendment to the CEO agreement, as follows: (1) the CEO annual salary, effective January 1, 2013, has been updated to NIS 65,000 (approximately $16,700) per month and (2) a target bonus that will be equivalent to seven months' base salary, out of which up to six months' base salary will be paid in cash and one month base salary will be paid in options at a value based on the Black-Scholes option pricing model. On July 22, 2014, the shareholders of the Company approved an update of the employment agreement of the CEO, so that as of April 1, 2014, the CEO's monthly fixed salary will be increased to NIS 70,000 (approximately $18,000) (source: Company's 20-F report for the year ended on December 31, 2015: http://maya.tase.co.il/bursa/report.asp?report_cd=l032468).

3.            Vote AGAINST the grant of the NIS 900,000 Bonus to the CEO.

(a) the NIS 900,000 cash bonus is more than 2 times higher than the CEO's maximal annual cash bonus3.

(b) the NIS 900,000 cash bonus is 1.5 times higher than the CEO's previous one-time cash bonus paid in connection with the previous placement of the Company's ADSs4, while the unconditioned amount raised under the Transaction is approx. 4 times lower than the gross amount raised in the previous placement5.

(c) future conditioned performance should be awarded by future conditioned bonuses. Consequently, future investments under the Transaction should be awarded only if and when they are made and future sales resulting from the Distribution Agreement should be awarded by sales-linked bonus or like.

4.            Vote AGAINST the retroactive 14% increase in the CEO's monthly salary.

(a) the Company gives no reason for the retroactive effect of this salary increase, as there is none. Moreover, it seems that the Company has held back the disclosure of the relevant resolutions made by its compensation committee and board of directors for more than 4 months.

(b) this 14% increase in the CEO's monthly salary follows a 7.7% increase that was granted only 2 years ago6.

(c) this 14% increase in the CEO's monthly salary will cause a large one-time expense (in addition to the increase in the total cost of employment) the amount of which was not disclosed by the Company.

5.            Nomination of an Independent Director by Institutional Shareholders. Much like in the case of the nomination of an external director to Kardan Real-Estate's board of director by Clal Insurance, the institutional shareholders of the Company, including in particular its major shareholder, Migdal Insurance, should nominate one or more independent directors to the Company's board of directors, thus improving the Company's corporate governance.

It is therefore suggested that institutional and/or other independent shareholders holding 1% or more of the Company's voting power request, in accordance with Section 66(b) of the Israeli Companies Law 5759-1999, to include a proposal on the agenda of the General Meeting to nominate one or more independent directors.

[3]	See footnote #2 above.

[4]	On January 22, 2014, the shareholders of the Company approved a bonus to the CEO in the sum of NIS 600,000 (approximately $150,000) following the completion of offering of its ADSs in November 2013 (source: Company's 20-F report for the year ended on December 31, 2015: http://maya.tase.co.il/bursa/report.asp?report_cd=l 032468)

[5]	Source: the Company's announcements dated November 5, 2013 (http://maya.tase.co.il/bursa/report.asp?report_cd=853596) and May 18, 2016 (http://maya.tase.co.il/bursa/report.asp?report_cd=1034902).

[6]	See footnote #2 above.

6.            General.

(a)  Consistent with the applicable law, you are hereby requested to furnish this Position Notice to the SEC on a separate stand-alone Form 6-K, and to make it available to the public on the SEC's website at http://www.sec.gov, the Company's website at www.mazorrobotics.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il, within the statutory timeframe.

(b)  The undersigned reserves the right to supplement, modify or withdraw its Position Notice at any time.

Sincerely, /s/ Amit Shiff, Adv. Amit Shiff, Adv.